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December 14, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Mark P. Shuman, Branch Chief — Legal

Mr. Phil Rothenberg

Re:                               HiSoft Technology International Limited

Registration Statement on Form F-1 (Registration No. 333-170752)

Dear Messrs. Shuman and Rothenberg:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, HiSoft Technology International Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 PM, New York City Time on December 16, 2010, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Deutsche Bank Securities Inc., UBS AG and Citigroup Global Markets Inc. on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from

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its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

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Very truly yours,

HiSoft International Technology Limited

By:	/s/ Tiak Koon Loh
	Name:	Tiak Koon Loh
	Title:	Chief Executive Officer

[Issuer Acceleration Request]